Scott E. Bartel
Direct Dial: (916) 930-2513
E-mail: scott.bartel@bullivant.com
October 23, 2007
Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549-7010

Re:	Remedent, Inc.
Registration Statement on Form SB-2
Filed July 20, 2007, Amended September 14, 2007 and October 19, 2007
File No. 333-144745
Dear Mr. Mancuso:
     On behalf of Remedent, Inc. (“Remedent”), we are filing this pre-effective amendment No. 3 (the “Amendment”) to Remedent’s registration statement on Form SB-2 originally filed with the Commission on July 20, 2007, and amended on September 14, 2007 and October 19, 2007. This Amendment is being filed in response to the Staff’s comment letter dated October 22, 2007. We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from pre-effective amendment No. 2. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s comment letter. For clarity, we have repeated the Staff’s comment followed by Remedent’s response.
     COMMENT:
Fee Table
1.   Please refer to prior comment 1. Please revise the third column of the table to calculate the fee in accordance with Rule 457(c).
     RESPONSE:
     We have included a revised fee table in accordance with Rule 457(c).

Russell Mancuso
October 23, 2007

COMMENT:
Selling Security Holders, page 34
2.	We note your response to prior comment 2. If you elect to proceed with the offering, we are unable to provide any comfort as to whether the offering is consistent with the federal securities laws. Also, we remind you of the acknowledgements in your request for acceleration for the effectiveness of this registration statement. If you choose to proceed regardless of these issues, please ensure that your disclosure adequately informs the investors of the impact of the potential sales of such a significant number of shares into the market; in this regard, please:
•	revise your risk factors to clearly describe the total amount of shares that the selling security holders may sell, including those registered for resale on prior registration statements;

•	clearly disclose in the relevant risk factors the amount of shares registered for resale by the selling security holders on all registration statements as a percentage of your outstanding shares held by non-affiliates and as a percentage of the daily trading volume of your common stock; and

•	disclose as part of your selling security holders section your material relationships with your the selling security holders during the past three years, including the extent of the their participation in prior offerings and registration statements.
RESPONSE:
The risk factor on page 9, titled The potential sale of the shares being offered in this Prospectus, and those offered in a prior prospectus, may cause the market price of our common stock to drop significantly, even if our business is doing well, has been expanded to address the issues of the impact of the resale of selling security holders shares per your comments above.
Further, a paragraph has been added to the Selling Security Holder section disclosing that current selling security holder Special Situations Private Equity Fund L.P. offered Remedent’s shares in a prospectus dated October 28, 2005.

Russell Mancuso
October 23, 2007

Exhibit 10.37
3. Please note that we will address your request for confidential treatment in a separate letter. Any comments on your request must be resolved and the application must be completed before we may grant your request for acceleration of the effective date of the pending registration statements.
     RESPONSE:
We have re-filed Exhibit 10.37 in its entirety, without terms redacted, and we are not filing a request for confidential treatment.
Closing Comments
     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of October 22, 2007. If the Staff has no further comments, Remedent would like to seek effectiveness on its Form SB-2/A Registration Statement today. If you should have any questions concerning the foregoing, please do not hesitate to contact me at (916) 930-2513 or my associate, Kevin F. Barrett at (916) 930-2593.

Very truly yours,
/s/ Scott E. Bartel

Scott E. Bartel

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